4/10

03007978

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Crystec Development Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 16 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3553 FISCAL YEAR 10-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/10/03

#82353

AR/S
10-31-02

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Raytec Development Corp.	October 31, 2002	03/03/19

ISSUER'S ADDRESS

1104-750 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 2T8	604-683-4499	604-683-8610

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Jerry A. Minni	Director	604-683-8610

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
tvodola@raytecnet.com	http://www.raytecnet.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jerry A. Minni"	Jerry A. Minni	03/03/20

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jerry M. Bella"	Jerry M. Bella	03/03/20

FIN 51-901f Rev. 2000/12/19

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

OCTOBER 31, 2002 AND 2001

MANNING ELLIOTT
CHARTERED ACCOUNTANTS
11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604.714.3600 Fax: 604.714.3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
Raytec Development Corp.

We have audited the consolidated balance sheets of Raytec Development Corp. as at October 31, 2002 and 2001 and the consolidated statements of loss, cash flows and deficit for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the B.C. Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding years.

Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, B.C.

March 12, 2003

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEETS

AS AT OCTOBER 31, 2002 AND 2001

	2002 $	2001 $
ASSETS		
CURRENT ASSETS		
Cash and short term investments	23,856	163,409
Accounts receivable	815,701	1,342,275
Inventory	584,460	625,360
Prepaid expenses and deposits	96,347	163,487
	1,520,364	2,294,531
PROPERTY AND EQUIPMENT (Note 3)	177,044	243,138
LICENCES, PATENTS AND TRADEMARKS (Note 4)	103,855	112,358
GOODWILL (Note 5)	–	270,370
DEFERRED DEVELOPMENT COSTS (Note 6)	–	341,676
	1,801,263	3,262,073
LIABILITIES		
CURRENT LIABILITIES		
Short term indebtedness (Note 7)	813,768	772,340
Accounts payable and accrued liabilities	1,814,685	1,722,268
Advances	93,450	–
Deferred revenue	324,250	366,523
Current portion of long term debt (Note 8)	248,490	927,645
	3,294,643	3,788,776
LONG TERM DEBT (Note 8)	498,302	18,040
SUBSCRIPTIONS RECEIVED	398,667	–
	4,191,612	3,806,816
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 9)	13,855,889	13,654,889
DEFICIT	(16,246,238)	(14,199,632)
	(2,390,349)	(544,743)
	1,801,263	3,262,073

APPROVED BY THE BOARD

"Jerry A. Minni" Director

"Jerry M. Bella" Director

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENTS OF DEFICIT

AS AT OCTOBER 31, 2002 AND 2001

	2002 $	2001 $
DEFICIT - BEGINNING OF YEAR	14,199,632	12,761,555
NET LOSS FOR THE YEAR	2,046,606	1,438,077
DEFICIT - END OF YEAR	16,246,238	14,199,632

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENTS OF LOSS

FOR THE YEARS ENDED OCTOBER 31, 2002 AND 2001

	2002 $	2001 $
SALES	5,385,053	7,486,269
COST OF SALES		
Purchases and installations	4,102,586	4,550,295
GROSS PROFIT	1,282,467	2,935,974
OPERATING EXPENSES		
General and administrative	2,203,226	3,367,361
Sales and marketing	274,183	379,564
	2,477,409	3,746,925
OPERATING LOSS	(1,194,942)	(810,951)
OTHER INCOME (EXPENSE)		
Amortization	(178,484)	(182,192)
Exchange gain (loss)	92,233	(116,895)
Gain on sale of equipment	12,520	17,065
Interest and other income	68,206	88,252
Interest expense and financing costs	(282,932)	(307,297)
Loss on sale of short-term investments	–	(19,954)
Moving costs	–	(15,334)
Research and development	(350,241)	(90,771)
Write down of goodwill	(212,966)	–
	(851,664)	(627,126)
NET LOSS FOR THE YEAR	(2,046,606)	(1,438,077)
LOSS PER SHARE	(0.44)	(0.58)

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED OCTOBER 31, 2002 AND 2001

	2002 $	2001 $
OPERATING ACTIVITIES		
Net loss for the year	(2,046,606)	(1,438,077)
Add items not involving cash		
Amortization	178,484	182,192
Gain on sale of equipment	(12,520)	(17,605)
Development costs written-off	341,676	-
Write down of goodwill	212,966	-
	(1,326,000)	(1,273,490)
Change in non-cash working capital items	778,208	513,754
	(547,792)	(759,736)
FINANCING ACTIVITIES		
Proceeds from (repayment of) short term debt - net	(96,968)	772,340
Proceeds from shares issued	201,000	331,000
Subscriptions received	398,667	-
Proceeds from (repayment of) long term debt - net	(198,893)	(340,287)
Exchange fluctuation on long term debt	-	34,080
	303,806	797,133
INVESTING ACTIVITY		
Acquisition of property and equipment - net	(33,963)	(77,596)
DECREASE IN CASH AND CASH EQUIVALENTS	(277,949)	(40,199)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	163,409	203,608
CASH AND CASH EQUIVALENTS (DEFICIENCY) - END OF YEAR	(114,540)	163,409
CASH AND CASH EQUIVALENTS CONSISTS OF:		
Cash and short term investments	23,856	163,409
Bank overdraft	(138,396)	-
	(114,540)	163,409

RAYTEC DEVELOPMENT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2002 AND 2001

1. NATURE OF OPERATIONS

The Company is engaged in the distribution of perishable control systems for the retail and wholesale grocery industry and, in the development and marketing of products and processes for protection of perishable products and bacterial control.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, on a going concern basis. The Company's ability to continue as a going concern is dependent on it obtaining necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgment and actual results could differ from such estimates. The financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

Principles of consolidation

These financial statements present the financial position, results of operations and changes in financial position of the Company and its subsidiaries.

Revenue recognition

Sales of perishable control systems are recorded upon substantial completion of performance. Performance is considered to be substantially complete upon shipment of goods.

Foreign currency translation

Transactions and balances in foreign currencies are translated into Canadian dollars using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date. Resulting exchange gains and losses are included in the determination of income.

Inventory

Inventory consists chiefly of component parts recorded at the lower of cost, determined on a first-in-first-out basis, and net realizable value.

Capital assets

Amortization is recorded over the useful lives of the assets which are estimated to be as follows:

Property and equipment:	
Equipment and software	3 to 5 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	3 years
Vehicles	3 to 5 years
Licences, patents and trademarks	17 years

Goodwill

Goodwill which represents the excess of the purchase prices over the fair market value of the underlying net tangible assets received in business acquisitions is evaluated annually by estimating the fair market value of the related businesses acquired and written down for any resulting impairments in value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred development costs

Costs incurred in the development of new products and processes for the protection of perishable foods and produce and for bacterial control are deferred until commencement of commercial production or abandonment of development. Where commercial production proceeds, the related costs are amortized over the estimated economic life of the product or process. Where development is abandoned, the related costs are written off.

Loss per share

The loss per share is based on the weighted average number of shares outstanding during the year.

3. PROPERTY AND EQUIPMENT

	2002 $	2001 $
Equipment	364,566	410,599
Furniture and fixtures	57,001	55,514
Leasehold improvements	3,191	24,301
Vehicles	97,163	110,096
	521,921	600,510
Accumulated amortization	344,877	357,372
	177,044	243,138

4. LICENCES, PATENTS AND TRADEMARKS

	2002 $	2001 $
Licenses and patents	171,780	171,780
Trademarks and other intangibles	7,081	7,081
	178,861	178,861
Accumulated amortization	75,006	66,503
	103,855	112,358

5. GOODWILL

	2002 $	2001 $
Cost	2,296,123	2,296,123
Accumulated amortization and write-downs	2,296,123	2,025,753
	-	270,370

At October 31, 2002 the carrying value was written down by $212,606 to recognize the impairment in the value of the goodwill.

RAYTEC DEVELOPMENT CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2002 AND 2001

6. DEFERRED DEVELOPMENT COSTS

	2002 $	2001 $
Balance - Beginning of year	341,676	341,676
Less: Written off	341,676	-
Balance - End of year	-	341,676

7. SHORT TERM INDEBTEDNESS

	2002 $	2001 $
Bank overdraft	138,396	-
Line of credit	675,372	722,340
	813,768	722,340

The line of credit is secured by a first lien position on accounts receivable, contract rights, chattel paper, documents instruments, general intangibles, raw materials, work in process, finished goods and proceeds thereof; and bears interest at 0.05% applied to the daily outstanding balance, equivalent to 1.5% per month.

8. LONG TERM DEBT

	2002 $	2001 $
Promissory note for US$450,000 maturing on January 31, 2004 plus interest at 8.0% per annum.	700,875	873,785
Promissory note for US$23,599 repayable in monthly instalments of US$2,509 plus interest at 9% per annum maturing January 31, 2003.	36,755	58,328
Capitalized equipment lease for US$5,882 secured by related equipment; repayable in monthly instalments of US$325 including interest at 13.23%.	9,162	13,572
	746,792	945,685
Current portion	248,490	927,645
	498,302	18,040

9. CAPITAL STOCK

Authorized

100,000,000 common shares without par value

	#	$
Issued		
October 31, 2000	13,886,525	13,323,889
Private placements	700,000	84,000
Issued and awaiting return for cancellation	450,000	-
Consolidation 5:1	(12,029,220)	-
Private placements	1,235,000	247,000
October 31, 2001		13,654,889
Shares cancelled	(90,000)	-
Exercise of warrants and options	315,000	63,000
Private placements	540,000	138,000
October 31, 2002	5,007,305	13,855,889

Warrants

As at October 31, 2002, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
90,000	$0.80	March 8, 2003

Options

As at October 31, 2002, the following directors and employee stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
3,300	$6.25	April 15, 2003
12,000	$10.00	April 15, 2003
290,000	$0.20	October 10, 2003
48,000	$0.48	November 23, 2003
110,000	$0.30	June 4, 2004

10. TAX LOSSES CARRIED FORWARD

The Company has non-capital losses carried forward of approximately $2,392,000 (2001: $1,918,000) and capital losses carried forward of approximately $135,000 (2001: $135,000) which can be applied to reduce future taxable income in Canada.

11. RELATED PARTY TRANSACTIONS

Included in the determination of the net loss for the year is $Nil (2001: $58,200) for rent and lease termination fees to a company controlled by a director and a former director; and accounting fees of $27,000 (2001: $26,800) to a firm in which a director is a partner.

12. COMMITMENTS

(a) Annual minimum rental obligations under leases for vehicles, equipment and premises are as follows:

	$
October 31, 2003	447,000
October 31, 2004	298,000
October 31, 2005	273,000
October 31, 2006	125,000

(b) The Company has entered into an agreement (subject to regulatory approval) to sell its antimicrobial technology subsidiary, Raytec Technologies Inc. to My Venture Inc., a Canadian Public company, for $1,890,000 payable by the issuance of shares, following which the Company will have ownership of approximately 73% of My Venture Inc.

13. FINANCIAL INSTRUMENTS

While the carrying value of cash and short term investments, accounts receivable, accounts payable and long term debt approximate fair market value because of the short maturity of those instruments, the Company is exposed to a currency risk because it has net monetary liabilities of US$1,468,000 (2001: US$1,226,000).

14. CONTINGENCIES

Accounts receivable and inventories are pledged as collateral for bank indebtedness of the Company and its subsidiaries.

15. SUBSEQUENT EVENTS

Subsequent to October 31, 2002:

(a) a subsidiary company, Raytec Corporation, completed a private placement for 300,000 of its common shares at US$0.17 each for total proceeds of US$340,000 of which US$253,347 (Cdn$398,667) had been received at year-end, diluting the Company's ownership from 100% to 80%.

(b) the Company arranged a private placement for 1,000,000 units at $0.13 each for total proceeds of $130,000. Each unit consists of one share and one share purchase warrant exercisable at $0.17 each for a two-year period.

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

FOR THE YEARS ENDED OCTOBER 31, 2002 AND 2001

	2002 $	2001 $
Administrative and consulting fees	35,129	66,047
Bad debts	13,731	141,605
Filing fees	3,850	5,650
Investor communication	130,787	34,420
Office and miscellaneous	545,319	526,017
Professional fees	178,239	142,700
Rent, utilities and taxes	130,852	225,116
Telephone and communications	122,737	160,056
Transfer agent	11,240	12,431
Travel	44,822	15,901
Wages and employee benefits	986,520	2,037,418
	2,203,226	3,367,361

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___ Schedule A

_X_ Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Raytec Development Corp.	October 31, 2002	03/03/19

ISSUER'S ADDRESS

1104-750 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 2T8	604-683-4499	604-683-8610

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Jerry A. Minni	Director	604-683-8610

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
tvodola@raytecnet.com	http://www.raytecnet.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jerry A. Minni"	Jerry A. Minni	03/03/20

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jerry M. Bella"	Jerry M. Bella	03/03/20

SCHEDULE B: SUPPLEMENTARY INFORMATION

See attached financial statements of the Company for the period ended October 31, 2002.

1. Analysis of expenses and deferred costs:
   a) Breakdown of expenditures by major category:
      See Schedule A - Financial Statements

2. Related party transactions:
   a) There were no related party transactions during the period.

3. Summary of securities issued and options granted during the period:
   a) Securities issued during the period:

Issue date	Type of issue	Quantity	Price	Proceeds
Nov 16/01	Private placement	1,550,000	$0.20	$310,000
Feb 14/02	Exercise of options	50,000	$0.20	$ 10,000
Feb 14/02	Exercise of warrants	50,000	$0.80	$ 40,000
Apr 12/02	Exercise of warrants	440,000	$0.20	$ 88,000
Apr 29/02	Cancellation	(90,000)	$ -	$ -

   b) Options granted during the period:

Issue date	Optionee	Quantity	Exercise price	Expiry date
Nov 22/01	Robin D.A. Blues	48,000	$0.48	Nov 22/03
Jun 4/02	Barry Field-Dyte	80,000	$0.30	Jun 4/04
Jun 4/02	Toni Vodola	30,000	$0.30	Jun 4/04

4. Summary of securities at the end of the reporting period:
   a) Authorized capital stock:
      See Schedule A - Financial Statements - Note 9.
   b) Issued capital stock:
      See Schedule A - Financial Statements - Note 9.
   c) Options, warrants and convertible securities outstanding:
      See Schedule A - Financial Statements – Note 9.
   d) Shares in escrow of subject pooling:
      There are no shares subject to escrow or a pooling agreement.

5. List of directors and officers
   a) Directors:
      Jerry A. Minni
      Jerry M. Bella
      Robin D.A. Blues
   b) Officers:
      Jerry A. Minni - Chairman, President, Chief Executive Officer, Chief Financial Officer
      Toni Vodola - Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of the Business

The Company is a leading manufacturer, developer and marketer of perishable food control systems and antimicrobial products. As a result of various acquisitions and technological developments the three key components of the Company's business are defined as follows:

- ***Core Business*** - Manufacture, development and marketing of misting, humidification and water treatment equipment for the retail and food storage industry.
- ***Service*** - Installation, preventive maintenance and emergency service through a well-trained network of field technicians.
- ***Antimicrobials*** - Manufacture and marketing of a proprietary line of chlorine dioxide-based products for all aspects of food processing and sanitation.

Discussion of Operations and Financial Conditions

The Company's consolidated revenues for the year was $5.385 million, down from $7.486 million for the comparative period. The decrease was a result of general market and economic conditions. The Company is projecting an overall increase in sales in our core business in fiscal 2003. The sales in the antimicrobial division were less than anticipated due to delays in registration of products.

Manufacturing and installation costs for the year was 76.18% of revenues, up 25.34% from the comparative period. The change was attributed to product mix sold during the year which can be attributed to a down turn in the US economy.

General and administrative expenses decreased 4.07% of revenues during the year. The Company continues to decrease its administrative costs each year.

Selling and marketing expenses remained consistent with that of the previous year.

The Company invested $33,963 during the year in property and equipment as compared to $77,596 during the comparative period.

The Company incurred a total of $350,241 in research and development costs during the year. This money was spent developing new applications for the core business and obtaining product registration for the Company's antimicrobial technology. The Company incurred a total of $606,758 during the comparative period.

During the year the Company reported an operating loss of $1,194,942 as compared to an operating loss of $810,951 for the comparative period. The Company has adopted a policy of expensing all development cost previously capitalized during the fiscal year ended October 31, 2001 resulting in a larger than usual loss in the past two years. The Company will continue to expense all future development costs.

Long-term debt in the amount of US$653,000, down from US$753,000 due on March 1, 2002 has been re-negotiated during the year. During the second quarter, the Company has negotiated terms with the holder of the note to extend the due date to February 28, 2004 and reduce the interest rate from 19.5% to 8%.

The Company has annual minimum rental obligations under leases for premises, which amount to $1,143,000 over the next four years.

During the first quarter the Company obtained all the preventive maintenance contracts for Winn-Dixie Store Inc. in the south-east involving a total of over 1,300 stores. These contracts involve regular visits once per quarter to service all areas related to produce misting, fish and meat humidification and water treatment. The Company is also participating in Winn-Dixie's conversion of their display cases to "iceless".

During the second fiscal year the Company obtained the first Environmental Protection Agency (EPA) product registration of the "tea-bag" technology (Sani-T-Bag™) for use in cooling water treatment as an algaecide. The Company has recently received an EPA response to its surface sanitation product registration. The Company is currently addressing deficiencies with respect to the application.

The Company recently announced that it intends to take its technology subsidiary, Raytec Technologies Inc. public in effort to focus the core business and the technology subsidiary on growth opportunities in their most promising markets. The Company will maintain majority control of the subsidiary and will continue to work closely with respect to applications for perishable products.

There were no legal proceedings against the Company during the year.

The Company has terminated its investor relations activity contract with Ascenta Capital Partners Inc. The Company has not entered into any other investor relation contracts during the year. The Company's investor relations activities involve addressing responses to shareholders questions directed to the Company.

<u>Subsequent Events</u>

Subsequent to October 31, 2002 the Company completed a private placement of 1,000,000 units at $0.13 per unit. Each unit consists of one share plus one share purchase warrant exercisable at $0.17 to December 16, 2004.

Subsequent to October 31, 2002 the Company's subsidiary sold a private placement of 2,000,000 shares at US$0.17 per share to net the subsidiary US$340,000. Upon closing of this private placement the Company's interest in the subsidiary will be reduce to 80%.

<u>Financings Conditions, Liquidity and Solvency</u>

The Company utilized credit facilities available during the year and from time to time relies on the sale of its treasury shares to investors to raise the required capital to fund its operations and development. A number of factors affect the ability of the Company to sell shares to raise capital for its business activities. These include stock market conditions, the Company's previous record in such endeavors and the experience and reputation of its management.

The Company intends to continue to finance its growth and operations primarily through internal cash flow, equity offerings and short-term borrowings as required.

The Company's working capital deficiency at October 31, 2002 was $1,774,309. Subsequent to October 31, 2002 the Company and its subsidiary raised $653,000 through private placements which helped to reduce the working capital deficiency.